Exhibit 99.1

[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

August 1, 2012

Credit Suisse AG

Paradeplatz 8

CH 8070 Zurich
Switzerland

Ladies and Gentlemen:

We have acted as special United States counsel to Credit Suisse AG, a corporation established under the laws of, and duly licensed as a bank in, Switzerland (the “Company”), in connection with the offering by the Company, acting through its New York branch (the “Branch”), pursuant to a registration statement on Form F-3 (No. 333-180300-03) of $200,000,000 aggregate principal amount of Floating Rate Senior Notes due 2014 (the “Securities”) to be issued under a senior indenture, dated as of March 29, 2007 (the “Base Indenture”), as supplemented by a second supplemental indenture, dated as of March 25, 2009 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), in each case between the Company and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”).

Such registration statement, as amended as of its most recent effective date (July 27, 2012), insofar as it relates to the Securities (as determined for purposes of Rule 430B(f)(2) under the Securities Act of 1933, as amended (the “Securities Act”)), but excluding the documents incorporated by reference therein and Exhibits 25.1 — 25.9, is herein called the “Registration Statement;” the related prospectus dated March 23, 2012, included in the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Base Prospectus;” the related prospectus supplement dated March 23, 2012, as filed with the Commission pursuant to Rule 424(b) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Prospectus Supplement;” and the related pricing supplement dated July 27, 2012, as filed with the Commission pursuant to Rule 424(b) under the Securities Act, but excluding the documents incorporated by reference therein, is herein called the “Final Pricing Supplement.”  The Base Prospectus, the Prospectus Supplement and the Final Pricing Supplement together are herein called the “Final Prospectus.”

In arriving at the opinion expressed below, we have reviewed the following documents: (a) the Registration Statement; (b) the Final Prospectus; (c) a facsimile copy of the Securities in global form as executed by the Company and authenticated by the Trustee; (d) an executed copy of the Terms Agreement dated July 27, 2012 related to the Securities (and incorporating by reference the Distribution Agreement dated May 7, 2007) (the “Terms Agreement”), and (e) an executed copy of the Indenture. In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such other documents, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.  In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that, when the Securities have been duly delivered to and paid for by the purchasers thereof in the manner described in the Terms Agreement and the Final Prospectus, the Securities will be the valid, binding and enforceable obligations of the Company, entitled to the benefits of the Indenture.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of the Company, (a) we have assumed that the Company and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company regarding matters of the federal law of the United States of America and the law of the State of New York that in our experience normally would be applicable to general business entities with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

We express no opinion as to the subject matter jurisdiction of any United States federal court to adjudicate any action relating to the Securities where jurisdiction based on diversity of citizenship under 28 U.S.C. §1332 does not exist.

In addition, we note that the designation in Section 10.08(b) of the Indenture of the U.S. federal courts located in the Borough of Manhattan, City of New York as the venue for actions or proceeding relating to the Indenture and the Securities is (notwithstanding the waiver in Section 10.08(b)) subject to the power of such courts to transfer actions pursuant to 28 U.S.C. §1404(a) or to dismiss such actions or proceedings on the grounds that such a federal court is an inconvenient forum for such actions or proceedings.

We express no opinion as to the enforceability of Section 10.15 of the Indenture, relating to currency indemnity.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We hereby consent to the filing of this opinion as an exhibit to a Report on Form 6-K to be filed by the Company on the date hereof. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By	/s/ MICHAEL J. VOLKOVITSCH
Michael J. Volkovitsch, a Partner